CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[****].”

March 24, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Phil Rothenberg, Staff Attorney Kathy Collins, Branch Chief
Melissa Feider, Staff Accountant

Re:	Responsys, Inc.
Registration Statement on Form S-1
Filed December 23, 2010
File No. 333-171377

Ladies and Gentlemen:

We are submitting this letter on behalf of Responsys, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 2 to the Company’s Registration Statement on Form S-1, as filed March 17, 2011 (File No. 333-171377) (the “Registration Statement”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus will be $[****] to $[****] per share and to provide the Staff with supplemental responses to prior comments 1, 28 and 29 received by letter dated January 18, 2011 relating to the price range, option pricing and fair value determinations disclosed in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY RESPONSYS, INC.

RESPONSYS-01

Previously Provided Information

To date the Company has provided the following information in connection with the Staff’s review of the Company’s option pricing:

•

Registration Statement. The section captioned “Accounting for Stock-based Awards” at pages 55-58 in the Management’s Discussion and Analysis (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

•

Response letter dated February 8, 2011. In response to comment 30 in the Staff’s letter dated January 18, 2011, the Company provided the names and prices of the comparable companies used in the Company’s valuation analyses since January 1, 2009 and explained their impact on the market multiples used in the Company’s fair value analysis.

Reverse Stock Split

The Company supplementally advises the Staff that the reverse stock split to be completed prior to the closing of the offering that is disclosed in the Registration Statement will be at a ratio of 1-for-4 and will take place concurrently with the Company’s reincorporation in Delaware (the “Reverse Split”). The Company intends to update the disclosures in the Registration Statement for the Reverse Split and reincorporation in the next amendment.

Determination of Proposed Price Range and Related Disclosures

The Company supplementally advises the Staff that the price range was determined on March 21, 2011. The Company intends to update the MD&A section on Accounting for Stock-based Awards as well as the Summary Balance Sheet, “Capitalization,” “Dilution,” “Use of Proceeds,” and various disclosures in the “Executive Compensation” sections in the next amendment to the Registration Statement to reflect the offering price range.

Fair Value Determination for Most Recent Option Grants – December 15, 2010

The Company’s most recent option grants occurred on December 15, 2010. As disclosed in the Registration Statement, the Company granted options to purchase an aggregate of 2,348,250 shares of common stock with an exercise price of $1.85 per share (or $7.40 per share post-split). The fair value of the Company’s common stock on December 15, 2010 as determined by the Board of Directors (the “Board”) was $1.85 per share (or $7.40 per share post-split). In making this determination, the Board considered, among other factors, an independent valuation from [****] (the “December Valuation Report”), an independent financial consulting and valuation firm. The December Valuation Report concluded that the Company’s common stock as of December 1, 2010 had a value in the range of $1.80 to $1.85 per share (or $7.20 to $7.40 per share after the Reverse Split).

CONFIDENTIAL TREATMENT REQUESTED BY RESPONSYS, INC.

RESPONSYS-02

Significant factors contributing to the change in the common stock fair value at December 15, 2010 were as follows: From June 2010 to December 2010, the Company’s revenue continued to grow and it became more likely that the Company would pursue an initial public offering. Additionally, in estimating the fair market value of the common stock at December 15, 2010, the key assumptions included: (i) a 14% discount rate, (ii) a 5% long term growth rate; and (iii) market multiples using current and future revenues as well as future earning estimates based on current market conditions. This analysis also used a 15% lack of marketability discount. In such analysis, a probability-weighted method was used to estimate the common stock value due to the expected timing of a liquidation event. Such analysis, assumed (i) a 70% probability of an initial public offering, (ii) a 20% probability of a strategic sale and (iii) a 10% probability of remaining an independent private company. The analysis also considered the absence of a public trading market for the Company’s common stock and input from management to determine the fair market value of the Company’s common stock as of December 15, 2010. Based on the foregoing, and in light of the fact that there were not significant changes in the business between December 1, 2010 and December 15, 2010, the Company concluded that the fair value at December 15, 2010 was consistent with what was reported in the December Valuation Report.

The Board also reviewed the Company’s assets, the present value of the Company’s future cash flows, the market value of companies engaged in a substantially similar business and whose equity securities are publicly traded, the lack of marketability of the Company’s common stock, the liquidation preference and other rights, privileges and preferences associated with the Company’s preferred stock and the Company’s prospects of and proximity to an initial public offering, and concluded that the Company’s common stock had a value of $1.85 per share (or $7.40 per share post-split).

The Company believes that this determination of the fair market value of the Company’s common stock was reasonable due to the absence of a public trading market for the Company’s common stock and the uncertainty of the timing of an initial public offering at the time the value was determined.

Reconciliation of Fair Value Determinations – January 3, 2011

For purposes of valuing the 594,594 shares of common stock issued as part of the Company’s acquisition of the remaining equity interests of Responsys Pty Ltd (formerly Eservices Group Pty Ltd) (“Eservices”), the Board determined that the fair value of the Company’s common stock as of January 3, 2011 was $2.00 per share (or $8.00 per share post-split), or an increase of 8% from the prior valuation date. In making this determination, the Board considered, among other factors, the independent valuation report from [****] (the “January Valuation Report”), delivered on January 21, 2011, which concluded that the Company’s common stock as of January 1, 2011 had a value in the range of $1.95 to $2.00 per share (or $7.80 to $8.00 per share after the Reverse Split).

CONFIDENTIAL TREATMENT REQUESTED BY RESPONSYS, INC.

RESPONSYS-03

Significant factors contributing to the change in the common stock fair value at January 3, 2011 were as follows: the Company had completed its fourth quarter and experienced strong seasonal revenue and it became more likely that it would pursue an initial public offering. In estimating the value of the Company’s common stock as of January 3, 2011, key assumptions included: (i) a 14% discount rate, (ii) a 5% long-term growth rate, and (iii) market multiples using current and future revenue as well as future earnings estimates based on current market conditions. In addition, this analysis used an 11% lack of marketability discount, reflecting the increased likelihood of an initial public offering. In this analysis, the probability-weighted method was utilized to estimate the common stock value due to the expected timing of a liquidity event. For this analysis, key assumptions were: (i) an 80% probability of an initial public offering, (ii) a 15% probability of a strategic sale, and (iii) a 5% probability of remaining an independent private company. The analysis also considered the absence of a public trading market for the Company’s common stock and input from management to determine the fair market value of the Company’s common stock as of January 3, 2011.

The Board also reviewed the Company’s assets, the Company’s future cash flows, the market value of companies engaged in a substantially similar business and whose equities are publicly traded, the lack of marketability of the Company’s common stock, and the liquidation preferences and other rights, privileges and preferences of the Company’s preferred stock, and concluded that the Company’s common stock had a value of $2.00 per share (or $8.00 per share post-split).

The Company believes that this determination of the fair market value of the Company’s common stock was reasonable in light of the lack of marketability discount discussed above, which if applied to the proposed price range would produce a fair value in the range of $8.00 (post-split).

Conclusion

The Company believes that the recent fair values of the Company’s common stock determined by its Board were appropriate and demonstrate the Board’s and the Company’s diligent efforts to consider all relevant factors in determining fair value on such valuation dates.

Subsequent Sales of Stock

As disclosed in the Registration Statement, on March 11, 2011, the Company sold 60,000 shares of common stock (or 15,000 shares post-split) under the Company’s 1999 Stock Plan, as amended, to a Board member at a price of $2.00 per share (or $8.00 per share post-split). The Company supplementally advises the Staff that it has not conclusively determined the fair value of its common stock on March 11, 2011, but believes that it was not in excess of $[****] per share (or $[****] per share post-split), the midpoint of the initial public offering price range. If the Company concludes that the fair value exceeded the sale price, it expects to record compensation expense for the amount by which the fair value exceeded the sale price, which it expects not to exceed $[****].

CONFIDENTIAL TREATMENT REQUESTED BY RESPONSYS, INC.

RESPONSYS-04

Future Stock Option Grants

The Company supplementally advises the Staff that it intends to grant stock options to purchase an aggregate of approximately [****] shares of common stock (pre-split) with an exercise price equal to the midpoint of the initial public offering price range in late March or early April 2011.

* * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,
FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	Daniel D. Springer, Chief Executive Officer Christian A. Paul, Chief Financial Officer Julian K. Ong, Vice President, General Counsel and Secretary
Responsys, Inc.

Gordon K. Davidson
Fenwick & West LLP

Sarah K. Solum
Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY RESPONSYS, INC.

RESPONSYS-05